Exhibit 99.3

November 25, 2022	VIA EDGAR

Aurora Cannabis Inc.

500-10355 Jasper Avenue

Edmonton, AB T5J 1Y6

Re:

Prospectus supplements dated November 25, 2022 (the “Prospectus Supplements”) to short form base shelf prospectus dated March 29, 2021 of Aurora Cannabis Inc. (the “Issuer”), forming a part of the registration statement on Form F-10 (File No. 333-254096) of the Issuer

Dear Sirs/Mesdames:

We hereby consent to the use of our firm name under the headings “Legal Matters” the Prospectus Supplements, and consent to the use of our firm’s name and the reference to our opinion under the heading, “Enforceability of Civil Liabilities by U.S. Investors” in the Prospectus Supplements.

We confirm that we have read the Prospectus Supplements and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplements that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

(Signed) Stikeman Elliott LLP